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Peter Humphreys
Attorney at Law
phumphreys@mwe.com
212.547.5427

July 12, 2006
Ms. Hanna T. Teshome
Special Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	HSBC Receivables Funding Inc. I (the “Depositor”)
HSBC Credit Card Master Note Trust (USA) I (the “Issuing Entity”)
Form S-3 Registration Statement No. 333-134419
Dear Ms. Teshome:
In connection with the above matter, enclosed is a copy of an amended registration statement (“Registration Statement”) that was filed today, July 12, 2006, on behalf of the above referenced registrant. The purpose of the filing of the amended registration statement is to respond to your comments on the original filing.
In compliance with 17 CFR § 230.472, et seq., we have also enclosed, in a separate envelope, eleven (11) copies of the Registration Statement, three (3) of which are unmarked copies that include all exhibits and documents filed in connection therewith, five (5) of which are unmarked copies that do not include the additional documents, attached as exhibits, and (3) of which are marked copies to reflect changes from the Depositor’s Registration Statement on Form S-3 filed on May 24, 2006 under Registration No.: 333-134419 (the “Prior Registration Statement”).
Response to Comments
On behalf of the Depositor, set forth below are responses to your comment letter dated June 13, 2006 (the “Comment Letter”) with respect to the Prior Registration Statement. All references in the Depositor’s response to pages and captioned sections are to the blacklined version of the Registration Statement as submitted today. Capitalized terms used in this letter and not otherwise defined herein have the meanings ascribed to them in the Registration Statement.
For your convenience, we have included herein the comments of the staff in italic type and the responses thereto in ordinary type. The Depositor responds to the Comment Letter as follows:

Ms. Hanna T. Teshome
July 12, 2006

Registration Statement on Form S-3
General
1.	Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Response: The Depositor has confirmed to us that it and each issuing entity previously established, directly or indirectly, by the Depositor, or any affiliate of the Depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class covered by the Registration Statement. The following affiliates of the Depositor have offered a class of asset-backed securities involving the same asset class as the offering made pursuant to the Registration Statement and are currently reporting under the Exchange Act.

Name	CIK Code
Household Affinity Credit Card Master Note Trust I	0001225790
Household Private Label Credit Card Master Note Trust I	0001170380
Metris Master Trust/ Metris Receivables Inc.	0001003564/0001003563
Saks Credit Card Master Trust	0001043096
2.	Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

Response: We confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus. Finalized agreements other than the indenture supplement and the underwriting agreement are filed as exhibits herewith. The remaining agreements will be filed in a Form 8-K filing following a closing of a takedown.

3.	Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Response: We hereby confirm that legal and tax opinions will be filed at the time of each takedown.

Ms. Hanna T. Teshome
July 12, 2006

4.	Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Response: The base prospectus includes all assets, credit enhancements and other structural features contemplated to be included in an actual takedown.
Base Prospectus
Credit Enhancements, page 36
General, page 36
5.	Please delete from the first paragraph the phrase “or another method of credit enhancement.” All possible forms of credit enhancements should be described in the base prospectus.

Response: The phrase “or another method of credit enhancement” has been deleted from the first paragraph on page 36 of the base prospectus.
Derivative Agreements, page 38
6.	Please revise the first sentence in this section to clarify that derivative agreements are limited to interest rate or currency agreements, or otherwise advise us how the other anticipated agreements would meet the definition of an asset backed security. Please refer to Section III.A.2.a of SEC Release No. 33-8518 and to Item 1115 of Regulation AB for a description of permissible derivative products.

Response: In addition to interest rate and currency agreements, derivative instruments such as guaranteed investment contracts (“GICs”), caps and collars may be used to manage risks with respect to the Notes.

GICs are obligations on the part of derivative counterparties, usually insurance companies, to pay a rate of return for a specified period. As a practical matter, GICs will only be used as an investment for cash paid on the receivables.

The impact of designating GICs as part of the asset pool is no different from the inclusion of a promissory note or other financial asset that is the primary obligation of a person other than the issuing entity. By its very nature, a GIC converts into cash within

Ms. Hanna T. Teshome
July 12, 2006

a finite period of time, such that, by being partially backed by GICs, the Notes, consistent with Item 1101(c)(1) of Regulation AB, would constitute securities “primarily serviced by the cash flows of a discrete pool of receivables or other financial assets, ..., that by their terms convert into cash within a finite time period.” Additionally, supplementing this characterization is the fact that, in accordance with Item 1101(c)(1), GIC’s are integrally “designed to assure the servicing or timely distributions of proceeds to security holders.” Moreover, the potential inclusion of GICs in the asset pool would not contravene any of the additional conditions applicable to the designation as an “asset-backed security” set forth in Item 1101(c)(2) of Regulation AB.

Like interest rate or currency agreements, caps and collars are derivative instruments designed to protect against fluctuations in value with respect to the financial assets that comprise a pool of assets. A cap is a type of financial product in which payments are made by the designated counterparty when a floating interest rate exceeds a specified fixed rate. A collar is a similar contractual arrangement obligating a derivative counterparty to pay all interest below one specified percentage rate and above another specified percentage rate. As a means of hedging against potential mismatches between interest expected to be received on financial assets and interest to be paid under publicly issued securities, caps and collars are typical structural components of securitization transactions and, for purposes of the regulatory thrust of Item 1115 of Regulation AB, are virtually indistinguishable from interest rate swaps. One might think of them as interest rate swaps, payable only under certain conditions. As such, they are very different from the types of synthetic securitizations disapproved for registration under Regulation AB as discussed in Section III.A.2 of SEC Release No. 33-8518.

In accordance with Item 1115 of Regulation AB, GICs, caps and collars are derivative agreements “that are used to alter the payment characteristics of the cash flows from the issuing entity and whose primary purpose is not to provide credit enhancement related to the pool assets or asset-backed securities”. To the extent applicable, in the relevant prospectus supplement relative to a Series of Notes, the descriptions set forth in Item 1115(a)(1)-(4) of Regulation AB and the filings set forth in Item 1115(a)(5) of Regulation AB will be provided. In no event will the aggregate quantifiable value of any of such derivative agreements rise to the level of a “significant percentage” (as such term is used in Item 1115 of Regulation AB) with respect to the Issuer’s asset pool.
Exhibits
7.	When available, please provide us with a copy of your updated transfer and servicing agreement, marked to show changes from the prior pooling and servicing agreement, including any changes made to comply with Regulation AB.

Response: The transfer and servicing agreement is filed as an exhibit to the amended Registration Statement. In addition, we have included two (2) copies of certain changed

Ms. Hanna T. Teshome
July 12, 2006

pages of the transfer and servicing agreement marked to show changes made to the document to satisfy the requirements of Regulation AB.
As requested by the Staff, on behalf of the Depositor, we acknowledge that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Depositor from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Depositor may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
***
We appreciate the consideration your branch has shown in reviewing the Depositor’s submission. Please do not hesitate to contact me at 212.547.5427 if you or any other member of the Staff has any questions.
Very truly yours,
/s/ Peter Humphreys
Peter Humphreys
PH/HVC
Attachment

cc:	HSBC Finance Corporation
Mr. Steven Smith
Ms. Cheryl Steffens
Laurie S. Mattenson, Esq.